------                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:          3235-0287
[ ] Check this box if no                                                                              Expires:     December 31, 2001
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response........ 0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Walker,         S.        Nicholas            The Cronos Group (CRNS)                          to Issuer (check all applicable)
--------------------------------------------   ----------------------------------------------    X  Director          10% Owner
    (Last)        (First)         (Middle)     3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer           Other (specify
    125, Rue de Paradis                           Person, if an entity       January 2001       ----              --- below)
--------------------------------------------      (Voluntary)             -------------------   (give title below)
                  (Street)                                                5. If Amendment,
                                                                             Date of Original   ------------------------------------
    76530 Yville sur Seine       France                                      (Month/Year)
--------------------------------------------                                                 7. Individual or Joint/Group Filing
    (City)        (State)           (Zip)                                 -------------------   (check applicable line)
                                                                                                 X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More Than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                     action      action       or Disposed of (D)          Securities          Form:         Indirect
                                   Date        Code         (Instr. 3, 4 and 5)         Beneficially        Direct        Beneficial
                                               (Instr. 8)                               Owned at            (D) or        Ownership
                                  (Month/                                               End of Month        Indirect      (Instr. 4)
                                   Day/     -------------------------------------       (Instr. 3 and 4)    (I)
                                   Year)    Code    V       Amount  (A) or  Price                           (Instr. 4)
                                                                    (D)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (3/99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative   2. Conver-   3. Trans-  4. Trans-    5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                 sion or      action     action       Derivative       cisable and     of Underlying         of
   (Instr. 3)               Exercise     Date       Code         Securities       Expiration      Securities            Deriv-
                            Price of     (Month/    (Instr. 8)   Acquired (A)     Date            (Instr. 3 and 4)      ative
                            Deriv-       Day/                    or Disposed      (Month/Day/                           Secur-
                            ative        Year)                   of (D) (Instr.   Year)                                 ity
                            Security                             3, 4, and 5)                                           (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Option Grant                $4.301      1/10/01      A    V    15,000          (1)      (2)       Common   15,000
(Right to Buy)                                                                                    Stock
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Stock Appreciation
Rights                      $4.094     10/13/99      M                 15,000  (3)    10/12/09     (4)                   (4)
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Stock Option (right         $4.094                                                                Common
to buy)                       (5)        (5)         A         15,000          (1)      (2)       Stock    15,000
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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   $15,000                 D
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     -0-                   D
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   $15,000                 D
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Explanation of Responses:

(1) The options become exercisable in three equal installments beginning on the first anniversary of the grant date specified in Column 3.

(2) On the date of the shareholders' annual meeting held in the tenth calendar year following the grant date specified in Column 3.

(3) SARs vest over three years with one-third of the share units vesting generally before each subsequent annual meeting of shareholders, subject to acceleration upon the occurrence of certain events.

(4) SARs to be settled only in cash, subject to the right of non-employee directors holding SARs to convert their SARs into director's options under the Non-Employee Directors' Equity Plan (the "Equity Plan"). This right of conversion may only be exercised by the non-employee director within thirty
    (30) days of January 10, 2001, and then only as to all unexercised SARs then held by the non-employee director. The value of the SARs varies directly with the Issuer's common share price.

(5) The Reporting Person's exercise price of the shares subject to the stock option granted upon conversion of the Reporting Person's SARs is $4.094 per share, the grant price of the Reporting Person's SARs, and the deemed "date of grant" of the Reporting Person's stock options is October 13, 1999, the date of the grant of the SARs. See Equity Plan Section 7(e), included as Appendix A to the Issuer's definitive Proxy Statement, dated December 5,
    2000.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ S. NICOLAS WALKER           2/08/01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
Note: File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, see Instruction 6 for procedure.
                                                                                        * By: /s/ ELINOR A. WEXLER
Potential persons who are to respond to the collection of information contained in this      ---------------------------------------
form are not required to respond unless the form displays a currently valid OMB Number.      Elinor A. Wexler
                                                                                             Attorney-in-Fact
                                                                                                                            Page 2


                    POWER OF ATTORNEY FROM REPORTING PERSON

                     AUTHORIZING FILING BY ATTORNEY-IN-FACT

                               POWER OF ATTORNEY

           KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Dennis J. Tietz, Peter J. Younger, and Elinor A. Wexler, and each of them, any of whom may act without joinder of the others, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file one or more of Forms 3,4 and 5, reporting on the undersigned's beneficial ownership of securities of The Cronos Group, pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.



                                        /s/ STEPHEN NICHOLAS WALKER
                                        -------------------------------
                                        [signature]


                                        Stephen Nicholas Walker
                                        -------------------------------
                                        [print name]


                                        Dated: January 16, 2000